Exhibit 99.1

Points International Reports First Quarter 2010 Financial Results

  Record Revenue of $23.5 Million
  Significant Year-over-Year Improvements in Net Income and EBITDA1
  Strong Transaction Activity from Existing Partners
  Robust New Business Opportunities Globally; Added Virgin America

TORONTO, May 13, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced results for the first quarter ended March 31, 2010. All financial results are in US Dollars.

“Points delivered record revenue during the first quarter as our ongoing marketing and promotional efforts, in conjunction with our loyalty partners, led to an increase in transaction activity of 33 percent over the same period last year, with particular strength across our largest North American partners,” said CEO Rob MacLean. “We are particularly pleased to have posted significant year-over-year gains in EBITDA and net income, as we benefitted from the rapid growth of many existing products as well as the launch of new partnerships and products throughout the past year, all while aggressively managing our operating expenditures. Our strong first quarter results are a reflection of the health of our business model, strong execution by the Points team and ongoing momentum in establishing new programs and partnerships, as evidenced by the recent addition of our newest partner, Virgin America.”

“We are already seeing substantial benefits from the initial rollout of our ePoch technology platform in terms of enhanced functionality and efficiency. The first phase of ePoch is now live in the market, and both recent launches and the current backlog of new installations will be deployed directly onto this new platform. In addition, we are actively engaged in upgrading our existing partners onto this enhanced technology, and expect to complete that effort through the remainder of 2010,” continued MacLean.

First Quarter 2010 Financial Results

Total revenue was $23.5 million for the first quarter of 2010. Revenue was up 11% over $21.1 million reported in the first quarter of 2009, and up 42% over $16.6 million reported in the fourth quarter of 2009. Principal revenue totaled $21.8 million, an increase of 12% over $19.4 million in the same period last year, and an increase of 69% over $12.9 million in the fourth quarter of 2009. Other partner revenue was $1.7 million, down from $1.8 million reported in the same period of last year and down from $3.7 million in the fourth quarter of 2009.

Points reported net income for the first quarter of 2010 of $460,000. This compares to a net loss in the first quarter of 2009 of $1.1 million, and to net income in the fourth quarter of 2009 of $1.9 million.

During the first quarter of 2010, Points reported positive EBITDA of $246,000 compared to an EBITDA loss of $580,000 in the same period of 2009 and positive EBITDA of $1.7 million in the fourth quarter of 2009.

New Board Member

“We are delighted to welcome Michael Beckerman to our Board of Directors. Michael’s extensive experience in consumer marketing and e-commerce with companies including NIKE, MVP.com and BMO will enhance the breadth of our Board. We are confident that he will be integral to driving long-term profitability and delivering value to our shareholders,” said Bernay Box, the Company’s Chairman.

______________________________________
1 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

First Quarter 2010 Business Metrics

	Q1/10	Q4/09	Q1/10 VS. Q4/09	Q1/09	Q1/10 VS. Q1/09
TOTAL ALL CHANNELS (1)
Points/Miles Transacted (in 000s)	2,770,973	3,146,513	-12%	2,090,808	33%
# of Points/Miles Transactions	285,191	277,261	3%	226,920	26%

LOYALTY CURRENCY SERVICES (1)
Points/Miles Transacted (in 000s)	2,485,539	2,733,109	-9%	1,820,057	37%
# of Points/Miles Transactions	266,992	252,418	6%	204,631	30%

POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	285,434	413,405	-31%	270,751	5%
# of Points/Miles Transactions	18,199	24,843	-27%	22,289	-18%
Cumulative Registered Users	2,467,663	2,404,108	3%	2,189,814	13%

NOTE: (1) For comparative purposes, Buy, Gift & Transfer activity for Delta has been excluded from the metrics presented.

Business Outlook

MacLean continued, “Our record first quarter results and the fact that we have already raised our revenue guidance twice in 2010 speaks to the strength of our business. The most recent 2010 revenue guidance was increased to a range of $85 million to $95 million, up from $75 million to $85 million, based on increasing transactional activity as well as recent and upcoming product and partnership launches. These include the launch of our first Transfer functionality for a major European partner with British Airways; new functionality enabling the sale of Delta SkyMiles on our Points.com consumer site; two new integrations under our Chase Ultimate Rewards partnership; new magazine subscriptions with Alaska Airlines and AirTran Airways; and most recently, the addition of Virgin America's Elevate frequent flyer program to the Points Partner Network.”

“While some near-term inputs are impacting our margin and EBITDA results, we believe there may be further EBITDA upside in 2010 should European currencies rebound from recent lows versus the US Dollar, and we see potential positive mix shifts in our business. We are mining our current installed base, driving strong transactional activity, and are having great success establishing new partnerships. Our consumer efforts are on track and will be contributing to growth this year. We are focused on aggressively expanding our revenue footprint while improving the bottom-line results of our business, and this is setting the stage for exciting growth for our company for the balance of 2010 and beyond,” concluded MacLean.

Investor Conference Call

Points’ quarterly conference call with investors will be held today at 8:00 AM Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-2069 ten minutes prior to the scheduled start time. International callers should dial 480-629-9713. Points International will also offer a live and archived webcast, accessible from the “Investor Relations” section of the company’s Web site at www.pointsinternational.com.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company’s past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Rob MacLean
Chief Executive Officer
416-596-6390
rob.macLean@points.com

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

AS AT	March 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents	$27,857	$26,414
Restricted cash	2,223	802
Funds receivable from payment processors	5,340	5,855
Security deposits	2,616	2,463
Accounts receivable	1,481	1,907
Future income tax assets	1,193	945
Current portion of deferred costs	151	139
Prepaid and sundry assets	1,220	759
	42,081	39,284
Property and equipment	587	607
Intangible assets	2,461	2,014
Goodwill	4,205	4,205
Deferred costs	81	82
Other assets	924	951
	8,258	7,859
	$50,339	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$2,059	$3,087
Current portion of deferred revenue	813	609
Payable to loyalty program partners	33,344	30,215
	36,216	33,911
Deferred revenue	377	301
	36,593	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(2,356)	(2,566)
Accumulated deficit	(49,003)	(49,463)
	(51,359)	(52,029)
Capital stock	56,662	56,662
Contributed surplus	8,443	8,298
	13,746	12,931
	$50,339	$47,143

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	2010	2009

REVENUE
Principal	$21,837	$19,360
Other partner revenue	1,664	1,751
Interest	1	35
	23,502	21,146

GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	18,704	16,941
Processing fees and related charges	583	586
Employment costs	2,664	2,771
Marketing & communications	262	466
Technology services	211	207
Amortization	135	173
Foreign exchange (gain) loss	(22)	192
Operating expenses	832	755
	23,369	22,091
OPERATING INCOME (LOSS) - before undernoted	133	(945)
Interest and other charges	15	13
INCOME (LOSS) BEFORE INCOME TAXES	118	(958)
Future income taxes (recovery) expense
	(342)	141
NET INCOME (LOSS)	$460	$(1,099)
OTHER COMPREHENSIVE INCOME:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $102	228	-
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $8	(18)	-
OTHER COMPREHENSIVE INCOME	210	-
COMPREHENSIVE INCOME (LOSS)	$670	$(1,099)
Basic and diluted earnings (loss) per share	$0.00	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	2010	2009
ACCUMULATED DEFICIT - Beginning of period	$(49,463)	$(49,527)
NET INCOME (LOSS)	460	(1,099)
ACCUMULATED DEFICIT - End of period	$(49,003)	$(50,626)

ACCUMULATED OTHER COMPREHENSIVE LOSS - Beginning of period	$(2,566)	$(2,566)
Other comprehensive income	210	-
ACCUMULATED OTHER COMPREHENSIVE LOSS - End of period	$(2,356)	$(2,566)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	2010	2009

Net income (loss)	$460	$(1,099)
Items not affecting cash
Amortization of property and equipment	65	82
Amortization of deferred costs	-	2
Amortization of intangible assets	70	89
Future income taxes (recovery) expense	(342)	141
Unrealized foreign exchange loss	253	317
Employee stock option expense	145	157
Changes in non-cash balances related to operations	3,028	3,082
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	3,679	2,771

Additions to property and equipment	(45)	(122)
Additions to intangible assets	(517)	(10)
Changes in restricted cash, purchase of investments	(1,421)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(1,983)	(132)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(253)	(302)

INCREASE IN CASH AND CASH EQUIVALENTS	1,443	2,337

CASH AND CASH EQUIVALENTS - Beginning of period	26,414	22,854

CASH AND CASH EQUIVALENTS - End of period	$27,857	$25,191